UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Cap Rock Energy Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

13910R 10 2

(CUSIP Number)

Ronald W. Lyon

Cap Rock Energy Corporation Shareholders’ Trust

115 S. Travis Street

Sherman, Texas 75090

(903)813-0377

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13910R 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cap Rock Energy Corporation Shareholders’ Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 325,223

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 325,223

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 325,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.2%*

14.	Type of Reporting Person (See Instructions) OO

* The percent is calculated pursuant to Section 13(d)(4) of the Securities Exchange Act.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alfred J. Schwartz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,191

	8.	Shared Voting Power 325,223

	9.	Sole Dispositive Power 18,191

	10.	Shared Dispositive Power 325,223

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,414

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.3%

14.	Type of Reporting Person (See Instructions) IN

* The percent is calculated pursuant to Section 13(d)(4) of the Securities Exchange Act

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert G. Holman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 325,223

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 325,223

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 325,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.2%*

14.	Type of Reporting Person (See Instructions) IN

* The percent is calculated pursuant to Section 13(d)(4) of the Securities Exchange Act

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $.01 per share, of Cap Rock Energy Corporation (the “Company” or the “Issuer”), a publicly held corporation. This Statement supplements and amends the statement on Schedule 13D originally filed by the Cap Rock Energy Corporation Shareholders’ Trust (the Trust”) and its Trustees, Alfred J. Schwartz and Robert G. Holman, with the Commission on October 3, 2002 (as amended, the "Schedule 13D").

The address of the principal executive office of the Company is 500 West Wall Street, Suite 400, Midland, Texas 79701.
Item 2.	Identity and Background
The third paragraph of the Reporting Persons’ disclosure under Item 2 is hereby amended to read in its entirety as follows:

As a result of their positions as Trustees of the Trust, Alfred J. Schwartz and Robert G. Holman are also filing this Schedule.  They are deemed to be indirect beneficial owners of the Shares because of their voting and investment powers as Trustees.  The Trust and each of the Trustees disclaim beneficial interest in any of the Shares reported in the Trust or the proxy granted to the Company by the Trust.  Alfred J. Schwartz owns 18,191 shares of the Company on his own behalf, and has sole voting power over those shares.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Persons’ disclosure under Item 3 is hereby amended by adding the following:

As consideration for the rights granted to the Company under the Voting Agreement, the Company has agreed to pay to the beneficial owners of the Shares, or their heirs, for whom the Shares are currently held in Trust, ten percent of the value of the shares as of the close of the stock market on December 30, 2004, at the time any such shares are issued to the beneficial owner as set forth in the Voting Agreement. If the Shares are transferred to any party other than the beneficial owner, this payment is forfeited and not payable by the Company. Based upon the closing price of the Company’s common stock on the American Stock Exchange on December 30, 2004, the payment would total $809,805. The Company currently plans to pay such amounts from cash on hand at the time of payment and not from borrowed funds.

Item 4.	Purpose of Transaction
The Reporting Persons’ disclosure is hereby amended by adding the following paragraph following the first paragraph of the disclosure under Item 4:

The proxy granted to the Company and held by the Company grants the holder of the proxy the right to vote the Shares held by the Trust or any subsequent holder of the Shares, other than the beneficial owners of the Shares, during the term of the Voting Agreement in accordance with the terms of the Voting Agreement as described in Item 6 below and attached as Exhibit 7.

Item 5.	Interest in Securities of the Issuer

(a) Based on information provided by the Company, the Company had 1,612,125 shares of common stock outstanding as of January 5, 2005. The aggregate number of shares held by the Trust is 325,223, representing 20.2% of the outstanding shares.

(b) For each Reporting Person:

	Shareholders’ Trust	Alfred J. Schwartz	Robert G. Holman

1. Sole power to vote or to direct vote:	0	18,191	0

2. Shared power to vote or to direct vote:	325,223	325,223	325,223

3. Sole power to dispose or to direct the disposition:	0	18,191	0

4. Shared power to dispose or to direct disposition:	325,223	325,223	325,223

Alfred J. Schwartz and Robert G. Holman, as Trustees of the Trust, have shared power to vote and dispose of the Shares, subject to the restrictions contained in the Trust Agreement, as amended, and the Voting Agreement.  Alfred J. Schwartz has sole power to vote and dispose of 18,191 shares which are owned on his own behalf.  See Item 2 for a description of the Identity and Background of the Trustees.

(c) The Trust made the following dispositions to beneficial owners during the past 60 days:

Number
Date	of Shares
10/26/04	41
11/02/04	594
11/05/04	366
11/29/04	28
12/07/04	208

Because the Cap Rock Energy common stock was transferred directly to each beneficial owner and no amount was paid or received in connection with the transfers, there are no dollar values recorded herein.

Alfred J. Schwartz received 17,500 of issuer’s common stock on July 1, 2003 that were previously deferred as Director compensation.  The value of the shares was $306,425 on July 1, 2003 based on the market closing price of $17.51.  Mr. Schwartz had two sale transactions in the past 60 days:

	Number	Market
Date	of Shares	Close Price
11/05/04	200	29.50
11/08/04	300	29.50

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Persons’ disclosure under Item 6 is hereby amended by adding the following:

On December 31, 2004, the Cap Rock Energy Corporation Shareholders’ Trust was amended to provide that any sale or transfer of Shares not to the beneficial owners or the Company shall be done in a manner such that any purchaser of Shares is not or will not be the beneficial owner of more than 1% of the issued and outstanding voting shares of the Company. In addition, any sale or transfer of the Shares to any person or party other than the Company or the beneficial owners shall be done in a manner such that the number of shares sold or transferred does not exceed the volume limitations provided in Rule 144(e)(1) of the Securities Act of 1933. The Trust was also amended to provide that the Trustees and any successor or holder of the Shares other than the beneficial owners shall vote the Shares in accordance with the recommendation of the Board of Directors of the Company with regard to the election of Directors to the Board of Directors of the Company and any sale, mortgage, or pledge of all or substantially all of the assets of the Company, or for any change in the capital structure or the powers of the Company, or in connection with any merger, consolidation, sale, reorganization, dissolution or similar type of transaction involving the Company, unless the Trustees are advised by counsel in writing that to do so would violate their fiduciary duty to the beneficial owners. The amended Cap Rock Energy Corporation Amended Shareholders’ Trust is attached as Exhibit 5.

On December 31, 2004, the Trust and the Company entered into a Right of First Refusal Agreement which grants the Company the right, for a period of twenty (20) business days following receipt of a notice of disposition, to purchase any or all of the Shares subject to the notice upon the same terms as those specified therein or upon such other terms to which the Trust or subsequent holder other than the beneficial owner consents. The Right of First Refusal continues until December 31, 2009. The Right of First Refusal Agreement is attached as Exhibit 6.

On December 31, 2004, the Company and the Trust entered into a Voting Agreement which requires the Trust or any subsequent holder of the Shares, other than a beneficial owner or subsequent owner acquiring the Shares in accordance with the transfer restrictions contained in the Trust Agreement, to vote the shares for the persons nominated by the Company’s nominating committee for Director of the Company or any replacement nominated or appointed by the Board or the nominating committee at any election of directors; and in accordance with the recommendations of the Board of Directors of the Company on other matters, including, but not limited to, (i) any amendment to the Company’s Certificate of Incorporation; (ii) any amendment to the Company’s By-laws; (iii) merger, consolidation or binding share exchange; (iv) sale or other disposition of all or substantially all of the assets of the Company; (v) bankruptcy; (vi) dissolution; or (vii) any other matter submitted to a vote of the shareholders, provided however, that with regard to any tender offer, if the premium (i.e., the price per Share offered in the tender offer or other repurchase offer over the then market price per share of the Shares) for the Shares covered by the tender offer (or other repurchase offer) is 25% or greater, the Trustees or subsequent holder shall sell all of the Shares held in the corpus of the Trust to the Offeror at the highest cash price offered under the tender offer or other repurchase offer.  The agreement expires December 31, 2009, unless otherwise extended or terminated. The Voting Agreement is attached as Exhibit 7.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.5.	Cap Rock Energy Corporation Amended Shareholders’ Trust
99.6.	Right of First Refusal Agreement
99.7.	Voting Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2005	Cap Rock Energy Corporation Shareholders’ Trust
	By:	/s/ Alfred J. Schwartz
Name: Alfred J. Schwartz
Title: Trustee

Date: January 6, 2005	Cap Rock Energy Corporation Shareholders’ Trust
	By:	/s/ Robert G. Holman
Name: Robert G. Holman
Title: Trustee

Date: January 6, 2005	Alfred J. Schwartz, Individually
	By:	/s/ Alfred J. Schwartz
Alfred J. Schwartz

Date: January 6, 2005	Robert G. Holman, Individually
	By:	/s/ Robert G. Holman
Robert G. Holman